UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                               (Amendment No. 6)

                         GENERAL FORM FOR REGISTRATION OF
                       SECURITIES OF SMALL BUSINESS ISSUERS
          Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                         MOLECULAR ROBOTICS, INCORPORATED
                  (Name of Small Business Issuer in its charter)


           Delaware                                    91-1844453
(State or other jurisdiction of           (I.R.S. Employer Identification No.)
incorporation or organization)

1015 Gayley Ave., No. 387  Los Angeles, CA.              90024
(Address of principal executive offices)              (Zip Code)

Issuer's telephone number: (310) 550-1019


Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.0001
(Title of class)

Preferred Stock, par value $0.0001
(Title of class)


                                    PART I


ITEM 1. DESCRIPTION OF BUSINESS

On March 23, 2000, the Board of Directors of NTECH Corporation and the required number of shareholders duly authorized and amended the Certificate of Incorporation changing the name of the Corporation to Molecular Robotics, Incorporated (hereinafter referred to as "MR" or the "Company"). The Company changed its name from NTECH to Molecular Robotics because the new name better reflects the nature of the Company's business and technology development. The Company is in no way affiliated with the University of Southern California or with its Laboratory of Molecular Robotics. Molecular Robotics, Inc. is an early stage technology development company that was incorporated in Delaware on July 29, 1997. The Company was initially funded through a Regulation 504D offering, and was listed on the Over-The-Counter Bulletin Board on Dec. 24, 1997 under the symbol NTEH. Its principal business is the development of enabling technology products and applications to transition from micro to nano scale for both miniaturized electrical products and molecularly and atomically assembled substances. The Company's primary targeted industry is Nanotechnology or "micro-miniaturization." Nanotechnology involves the disciplines of chemistry, physics, biology, electrical engineering, computer science, and material science.

Microtechnology, which is the prevalent existing scale, is in the order of magnitude of one-millionth or 10 -6, whereas nanotechnology is one-billionth or 10 -9. Within this measurement or "order of magnitude" exists individual molecules/atoms. The technology to completely manipulate molecules/atoms has not yet been perfected. Enabling technology being developed by the Company should facilitate realization of the efficient processes to assemble and replicate atoms, hence molecules, which potentially will revolutionize existing technologies and markets.



Products

As an early stage, technology development company, Molecular Robotics does not have manufacturing, distribution or sales capabilities at this time. Molecular Robotics has one prototype stage project (prototype being built; commercialization process has begun), three development stage projects (prototype being designed; technology has been proven) and eight research stage projects (no prototype exists, technology not yet proven). All research stage projects are in a very early stage of development with no products developed and funding sources and market feasibility not yet established. Funding for all of the Company's products has not yet been procured. It is not known at this time if any of the Company's products will have funding in the future.
The Company has the following enabling technology products at different stages of development.





Prototype Stage Products

1. Taggant / Optical Reading Device

Molecular Robotics has developed a prototype taggant and a prototype optical reading device in conjunction with and at the laboratory of Curt Deckert, Santa Ana, California. Currently, the taggants are made from silicon using MEMS processes. MR is currently working on a design for making taggants from nickel. MR is also exploring the feasibility of making hex-shaped taggants which will distribute stress more evenly over the surface of the taggant.

These encoded microparticles could potentially be used for security identification. This microparticle has market potential for use as a security feature in identification documents (passports, drivers licenses), stock certificates, bonds, currency, and negotiable instruments (checks, travelers checks).

In a concurrent project, the Company is working on an updated optical reader for reading the taggants. The advantage of this new optical reader is that it will require less light and hence draw less power, decreasing the needed battery size in this portable reader from approximately 2.5 pounds to perhaps just an AA battery.

This is a prototype stage product that is beyond the proof of concept with a fully functioning prototype reader and taggant already developed. The final updated prototype of the reader is anticipated to be completed by January 1, 2001. The investment through June 30, 2000 was $16,748 for the development of the taggant and $190,398 for the reading device. This investment has come from management and private investors. There are no economic, competitive, legal or technical problems to be overcome at this time that would prevent this product from becoming commercially viable. A full market study and technological analysis has been done by the Company. The taggant and optical reader are expected to be ready for market in approximately six to nine months. The Company has estimated the cost at $4 million to bring the taggant and optical reader to market, and is currently negotiating this capital requirement with private and venture capital sources. The Company is currently formulating patent claims for both the taggant and the optical reading device. There has been no patent application filed for either the taggant or the reader at this time.



Development Stage Products

2. Power Generation

Fuel cells convert hydrogen and oxygen to water and electricity without high-temperature burning. Recent research results show that bi-directional membranes can be constructed that catalyze oxygenation of hydrogen (producing electricity) as well as the opposite hydrolysis reaction-splitting water into hydrogen and oxygen (using electricity). Such a system can be closed, acting as a rechargeable battery, and potentially storing far more power than a conventional chemical battery. MR has designed and is planning to build a MEMS version of this closed, rechargeable fuel cell, using micro-fluidic pumps and valves. This MEMS designed fuel cell has potential applications in the portable power markets, such as laptops, mobile telephones and PDA devices.

A second power generation project will capitalize on the huge amount of asphalt and concrete road surface, including sidewalks, parking lots, airport tarmacs, even tops of buildings, that could be used for solar power generation. MR is working on engineering a process that could make large numbers of small, inexpensive MEMS photocells and place them on a wire net, lay the mesh down on the surface of a road, and then coat the net with clear plastic. The electricity is drained off at the sides of the road. Cars will damage some fraction of the photocells, but many more will survive. Airport tarmacs have large areas that won't be damaged by planes or trucks. This technology has potential applications as an alternative to conventional power sources.

These are development stage projects. The fuel cell and photocell are expected to be ready for market in approximately two years. The Company has estimated the cost at $4 million to bring the fuel cell and photocell to market, and is currently negotiating this capital requirement with private and venture capital sources. The Company is currently formulating patent claims. There has been no patent application filed at this time.


3. 3-D Computer Chip

Currently computer chips all use only one layer of electronic components (transistors), although each transistor is made of multiple layers of material. Chips can be made with many layers of transistors, but such a chip would build up too much heat in the interior and would eventually be damaged. Various efforts have been made to integrate cooling systems on the top or bottom of the chip, but these efforts have all been abandoned.

MR has designed and is planning to build a "3-D" computer chip, i.e., one that has many layers of components and includes vertical cooling channels, through which a liquid such as water is pumped to keep the chip cool. Such a chip could have the equivalent of hundreds of today's processors stacked on top of one another. In the initial version, the processors would not communicate directly with each other (from one layer up to the next) but will connect to the outside world along the edges, similar to single-layer chips. The Company is also working on developing new packaging that will allow connection of the edges of each layer to the socket below. Later, more sophisticated versions will be developed that incorporate inter-layer connections that obviate the need for external connections to each layer. This stacked chip has potential applications in servers, workstations and supercomputers.

This is a development stage project. The 3-D Computer Chip is expected to be ready for market in approximately 18 months. The Company has estimated the cost at $4 million to bring the 3-D Computer Chip to market, and is currently negotiating this capital requirement with private and venture capital sources. The Company is currently formulating patent claims. There has been no patent application filed at this time.


4. Shipping Sensors

The Company is currently working on developing a range of simple, low-cost sensors which change state upon reaching a threshold temperature, shock, or humidity. These are "blown-fuse" type sensors, in the respect that they do not keep a continuous record of changes, but only register above a given threshold. The change is likely permanent, just as a fuse melts above a certain amperage. The sensors are being designed so that no power supply is necessary. The sensors will be attached to shipping crates for instance. The change in the sensor would ideally be visible to the eye, and would be most useful in shipping and transportation applications.

This is a development stage project with the market feasibility study for sensors in transportation firmly established. The shipping sensors are expected to be ready for market in approximately 12-18 months. The Company has estimated the cost at $2 million to bring the shipping sensors to market, and is currently negotiating this capital requirement with private and venture capital sources. The Company is currently formulating patent claims. There has been no patent application filed at this time.


Research Stage Products

5. Single-Chip DNA Sequencer via AFM (Atomic Force Microscope)

This project consists of two related projects: building a single-chip AFM and combining the single-chip AFM with a mechanism to wind DNA onto a spool while "reading" the sequence with the AFM tip.

This is a research project. A feasibility study is currently being conducted to determine the best and most profitable applications of this product. However, the market for high-end microscopy is well established. The Company is currently formulating patent claims. There has been no patent application filed at this time.



In the first part of the project, the Company plans to build an entire AFM on one chip, including on-chip computer circuitry to process the data. The device is being designed to be robust and self-contained enough to put down on any surface for imaging, although it will primarily be useful in the controlled setting of the laboratory. The device, when commercialized, should be inexpensive enough to be disposable when the tip breaks or wears out, eliminating the time-consuming process of replacing the tip. This disposable property becomes even more of an advantage when the device incorporates an array of tips for parallel (hence high-speed) imaging. The Single-Chip AFM is expected to be ready for market in approximately two years.



In the second project, the Company plans to incorporate a MEMS (Microelectromechanical Systems) device, a flat "pancake" electric motor, that winds up the DNA around the outside of a flat spool. Unlike the macroscopic process, the spool does not provide the substrate for AFM imaging, rather the DNA is dragged past a block of silicon and imaged as it is being drawn onto the spool. Tension on the winding DNA strand is provided by an electric charge that pulls the "clump" of DNA in the opposite direction to the direction of winding. This single-chip AFM has potential applications in the current AFM market as well as the gene sequencing market. The Single-Chip AFM with DNA sequencing capability is expected to be ready for market in approximately four years. The Company has estimated the cost at $5 million to bring the Single-Chip AFM with DNA sequencing capability to market, and is currently negotiating this capital requirement with private and venture capital sources.


6. Drug Delivery Systems

This project, which will be subject to FDA approval, is directed at the Diabetic/Insulin delivery market, specifically in glucose monitoring and the use of insulin pumps. There are two initial approaches to be studied. In the first approach, the Company plans to develop a small MEMS device to be implanted under the skin to monitor glucose levels. When the level passes a certain threshold, a needed amount of insulin is automatically released from a small reservoir. The glucose sensor, drug delivery reservoir, valve and pump will be connected to each other via an analog computer similar to the circuitry now used in automobile airbag sensors. This product has potential applications in the drug delivery markets.

The second approach will be related to the first except that the device would not be implanted.

This is a research project with the market feasibility confirmed by the 15.7 million Americans who suffer from diabetes (Source: American Diabetes Association). The drug delivery devices are expected to be ready for market in approximately ten years. The Company has estimated the cost at $1 million to bring the drug delivery devices to market, and is currently negotiating this capital requirement with private and venture capital sources. The Company is currently formulating patent claims. There has been no patent application filed at this time. The Company has not yet filed any applications with the FDA for this product.


7. Micro-Aperture Display

The Company plans to develop a MEMS device for digital projection of images, as an alternative to existing MEMS devices that produce images via an array of micro-mirrors. This MEMS device would incorporate an array of micro-apertures and aperture covers that are opened and closed via PZT actuators. The device would be built on a transparent substrate containing an array of molded lenses on the back, which focus the light from a large LED on each aperture. The lenses would not have to be precise, and therefore could be made from concentric rings etched into the substrate. Color is produced by rapidly alternating between three different light sources. This device has potential applications for use in large digital video projectors, head-mounted displays and desktop displays.

This is a research stage project with the market feasibility study in progress. The Micro-Aperture Display Devices are expected to be ready for market in approximately two years. The Company has estimated the cost at $1 million to bring the Micro-Aperture Display Devices to market, and is currently negotiating this capital requirement with private and venture capital sources. The Company is currently formulating patent claims. There has been no patent application filed at this time.


8. Impulse Engine

Recent discoveries and experiments have verified an effect that seemingly violates conservation of momentum, but in fact "borrows" momentum from the interaction of an object with the rest of the mass in the universe. This effect is derived from and predicted by Mach's Principle. The effect can be harnessed to produce a reactionless thrust, converting electricity into acceleration without ejection of reaction mass. Although slight, the effect is nonetheless strong enough to have potential applications for station-keeping of satellites and space stations and potentially for inexpensive space travel.

Experimental devices consist of a stack of piezoelectric crystals, topped by a capacitor, and driven by a voltage oscillator. The latest design dispenses with the capacitor entirely, being constructed entirely of PZT's. MR plans to develop a MEMS version of this, including an on-chip oscillator, for testing via a carefully constructed torque balance. Theory predicts that the MEMS device should have a stronger acceleration per unit mass than the macroscopic device. Arrays of these MEMS devices mounted on printed circuit boards should increase the overall thrust.

This is a research stage project with the market feasibility study in progress. The Impulse Engine is expected to be ready for market in approximately eight years. The Company has estimated the cost at $1 million to bring the Impulse Engine to market, and is currently negotiating this capital requirement with private and venture capital sources. The Company is currently formulating patent claims. There has been no patent application filed at this time.


9. Earthquake Active Compensation

The Company plans to develop a process for real-time active compensation for buildings in earthquakes. A net of MEMS accelerometers will be attached to the walls of the building to provide to a computer a dynamic, millisecond-by-millisecond picture of the pattern of shockwaves throughout the building, enabling an effective response by actuators distributed throughout the building to nullify the effect of the earthquake. The building will thus appear to "surf" on the earthquake, remaining immobile while the ground shakes. This product has potential applications in the construction of buildings in areas that have a history of earthquake activity.

This is a research stage project with the market feasibility study in progress. The Earthquake Active Compensation product is expected to be ready for market in approximately five years. The Company has estimated the cost at $500,000 to bring the Earthquake Active Compensation product to market, and is currently negotiating this capital requirement with private and venture capital sources. The Company is currently formulating patent claims. There has been no patent application filed at this time.


10. Biological Carbon Nanotube Synthesis

Existing methods of producing carbon nanotubes are inexact and yield irregularities of many kinds in the nanotubes. The Company's research of Carbon Nanotubes is aimed at developing a reliable source of perfectly regular, standardized nanotubes that have potential applications for use in AFM tips, fuel cell hydrogen storage, flat panel displays and molecular electronics.

This is a research stage project. The Carbon Nanotubes are expected to be ready for market in approximately four years. The Company has estimated the cost at $600,000 to bring the Carbon Nanotubes to market, and is currently negotiating this capital requirement with private and venture capital sources. The Company is currently formulating patent claims. There has been no patent application filed at this time.


11. Quantum Logic Devices

Quantum computers hold great promise for efficiently solving problems that involve searching for a single answer among an exponentially large number of possible answers. Much theoretical work has been done on algorithms for hypothetical quantum computers, schemes for quantum error correction, and potential designs for quantum hardware, but to date no one has demonstrated a working quantum computer with more than a dozen or so logic elements.

One of the most promising concepts for a quantum computer involves using the quantum spin of nuclear particles or electrons to represent one "qubit" (quantum bit). Representing and transferring information using quantum spin has come to be known as "spintronics" and has garnered much attention from both the computer industry and DARPA for its potential to break through the imminent barriers to further miniaturization of computer chips.

MR plans to address one aspect of "spintronics," namely techniques to read and write information encoded as the spin of nuclear particles or electrons. MR plans to explore various strategies for reading and writing spins of small numbers of particles or even single particles. These strategies will include various types of SPMs (scanning probe microscopes) with tips capable of sensing or modifying the magnetic fields of individual molecules or atoms. This project will likely make use of the single-chip SPM technology developed in the Single-Chip DNA Sequencer via AFM project.

This is a research stage project. The Quantum Logic Devices are expected to be ready for market in approximately eight years. The Company has estimated the cost at $250,000 to bring the Quantum Logic Devices to market, and is currently negotiating this capital requirement with private and venture capital sources. The Company is currently formulating patent claims. There has been no patent application filed at this time.


12. Molecular Computer

A computer made from electronic components on the scale of carbon nanotubes holds the potential of dramatic increases in speed over current computers, due to the shorter path lengths between components and the enormous parallelism inherent in a molecular design.

Single-walled carbon nanotubes can be either semiconductors or metals, depending on their conformation (helicity and diameter). Crossed nanotubes of the appropriate conformation can act as field effect transistors. Ideally a computer built of such transistors would be made by self-assembly, rather than individual placement of the components.

Proteins self-assemble into sometimes elaborate structures such as viruses. If proteins could be made that "grab" one end of a nanotube and simultaneously "grab" one or more other proteins, then a three dimensional graph could self-assemble, where the nodes of the graph are junctions between proteins and the edges are the nanotubes.

This project will depend critically on a supply of precisely regular carbon nanotubes with specified characteristics of helicity, diameter and length. Project 10, Biological Carbon Nanotube Synthesis, will endeavor to produce such nanotubes.

This is a research stage project. The Molecular Computer is expected to be ready for market in approximately six years. The Company has estimated the cost at $900,000 to bring the Molecular Computer to market, and is currently negotiating this capital requirement with private and venture capital sources. The Company is currently formulating patent claims. There has been no patent application filed at this time.


Market Analysis

Many of the Company's products are being developed using MEMS (microelectromechanical systems) processes. According to Systems Planning Corporation, the MEMS market is forecast to grow from $2.1B in 1996 to $11.5B in 2003. Molecular Robotics holds a competitive advantage on initiating novel uses of MEMS devices by having the MEMS design team working directly with the applications engineering staff, all in-house.


Research and Development

For the period ended June 30, 2000 the Company had spent approximately $16,735 on research and development of the taggant only. For the period ended June 30, 2000, the Company had spent $190,398 to develop its optical reader; this amount has been capitalized under equipment.


Competition

The level and size of competition the Company faces varies by targeted market segments. Many of the Company's competitors are more established, benefit from market recognition and have greater financial, production and/or marketing resources than Molecular Robotics.

The target markets for each technology developed by Molecular Robotics will vary widely. Identification of markets for MEMS applications are currently being pursued by AT&T, Lucent Technologies & Siemens. Molecular Robotics will focus initially on the security market for taggants and the shipping industry for sensors.


Sales and Marketing

Although the Company's technologies presently are in the prototype, development and research stages, the Company is engaged in an early marketing program intended to facilitate the transition of its products from their current stages to manufacturing and sales. This program consists of preliminary dialogue with potential strategic partners, investors and manufacturers concerning the funding and implementation of manufacturing and distribution activities.


Employees

As of June 30, 2000, the Company had ten employees, seven of which are full-time. A significant portion of the Company's research and development is performed by independent contractors and by others from the Company's strategic relationships with commercial entities and universities.


Operations

The Company's limited operating history and lack of revenues have resulted in a substantial net operating loss. The sole reason for the positive equity balance is the continuing effort of the company personnel to sell common stock. There is no certainty they will be able to continue to do so. The Company's ability to become an on-going concern is discussed in the independent auditors report and the going concern discussion in Note 2 of the attached audited financial statements.


ITEM 2. PLAN OF OPERATION

The following results and plan of operations should be read in conjunction with the financial statements and accompanying notes appearing elsewhere in this Form 10-SB.



RESULTS AND PLAN OF OPERATIONS

The Company incurred a loss of ($727,088) for the year ended June 30, 1999 and ($22,520,861) for the year ended June 30, 2000. Through June 30, 2000, the Company had incurred an accumulated loss of ($32,823,519). There was a significant increase in the operating expenses and operating losses for the period ended 6/30/00 compared to 6/30/99. These increases are due to an increase in research and development costs associated with the Company's acquisition of intellectual property.



During the year ended June 30, 2000, the Company issued 4,956,850 shares of preferred stock in exchange for certain intellectual property valued at $12,392,125. During the year ended June 30, 2000, the Company issued 3,900,000 shares of common stock in exchange for intellectual property valued at $9,750,000.



For the year ended June 30, 2000, the Company was in the process of completing a contract to build an optical reader that reads the code of the Company's taggant. The contract has been completed as of September 2000 and a fully functioning prototype reader has been developed. The total cost of the contract was $190,398. The Company is in the process of identifying manufacturers to build commercially available taggants and readers. In addition, the company is also in the process of identifying specific buyers of its taggant and optical reader for use as an anti-counterfeiting system.



As a development stage company, Molecular Robotics needs to continue to raise capital to continue its operations. The Company is actively seeking financing to sustain its operations and research and development by continuing to issue restricted shares of common stock for cash, including but not limited to the issuance of shares in a Private Placement. The Company is currently completing a Private Offering with qualified investors. These funds and the intended appointment of an underwriter will sufficiently generate the capital required for the Company's operations until the Company is revenue positive. The Company will use the additional capital raised to further the development of its taggant and optical reader and other products in development, as well as general operating expenses. The Company has not entered into any outside funding commitments to date.



The funding for the company to date has come primarily from management and private investors and has been allocated to the taggant/reader development, as well as general business set up and operating expenses. For the next twelve months, the management and/or outside private investors will continue to supplement the Company's cash flow. For the year ending 6/30/2000, the Company was still in the development stage. Currently, prototypes of two products are being developed for commercial sales, the taggants and the optical reader.
No revenue was realized for these or any other products for the year ended 6/30/2000.



At this time, the Company anticipates the hiring of approximately 15 additional employees in the next twelve months, comprised of both technical/scientific and administrative positions.



The Company has canceled all potential plans to associate itself with the Institute of Applied Physics.



ITEM 3. DESCRIPTION OF PROPERTY

The Company has an office in Los Angeles, California. As of June 30, 2000 the Company did not own any real property.



The Company has an office mailing address of 16161 Ventura Blvd., No. 671, Encino, CA. 91436. The Company also has an office address in the UK at 26 Kingly Street, London, UK, W1R 5LB. The Company also uses the address of Susan Alt, a director of Molecular Robotics and the beneficial owner of GAIN Integrated Systems, Inc., 1015 Gayley Ave., #387, Los Angeles, CA. 90024, as a mailing address only. The Company has no lease obligations at this time as operations are conducted in a joint office of the Company's chairman, 16639 Calneva Drive, Encino, CA. 91436. The Company is currently in negotiation of a lease of approximately 30,000 square feet of office and laboratory space in the Los Angeles area.



ITEM 4. SECURITY OWNERSHIP INTEREST OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth the common stock ownership of each person known by the company to be the beneficial owner of five percent or more of the Company's common stock, each director individually, and all officers and directors of the Company as a group, as of June 30, 2000. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.


Title         Name and address        Amount and nature        Percent
of class      of beneficial owner     of beneficial ownership  of class(1)


Common        Evan Gamble             2,000,100                37.76%
Stock         11733 Montana, No. 108
              Los Angeles, CA. 90049

Common        TAMA Japan, Ltd. (2)      750,000                14.16%
Stock         Kinwick Centre
              32 Hollywood Road
              Central Hong Kong

Common        ERoyalty.net, Inc. (3)    750,000                14.16%
Stock         Three Mill Road
              Suite 206
              Wilmington, DE. 19806

Common        Gain Integrated           652,197                12.31%
Stock         Systems, Inc.(4)
              1015 Gayley Ave.
              No. 387
              Los Angeles, CA. 90024

Common        Tony Bromovsky            354,999                 6.70%
Stock         41 St. James Place
              London  SW1A 1NS
              England

Common        Ezekiel Kruglick          334,000                 6.31%
Stock         2411 McKinley Ave.
              Berkeley, CA. 94703

Common        Thomas McCarthy           140,000                 2.64%
Stock         163 N. Marengo Ave.
              No. 217
              Pasadena, CA. 91101

Common        Mark Kaeller               60,000                 1.13%
Stock         P.O. Box 572285
              Tarzana, CA. 91357

All Officers
and Directors
as a group                            3,207,296                60.55%


(1) Based upon 5,297,150 total shares common stock outstanding and to be issued, as of June 30, 2000.
(2) Midland Investments Limited is the beneficial owner. Mavis Smith is the beneficial owner of Midland Investments Limited.
(3) David Lavitt is the beneficial owner.
(4) Susan Alt is the beneficial owner.



Title         Name and address        Amount and nature        Percent
Of Class      of beneficial owner     of beneficial ownership  Of Class


Preferred     BR Holdings, Ltd. (1)	  4,956,850                99.14%
Stock         2533 N. Carson St.
              Carson City, NV. 89706

(1) James L. Golfos is the beneficial owner.



CASH CONTRIBUTIONS

Upon organization of the Company, there was an initial $450 paid in capital. In exchange for these funds, the Company issued 450,000 shares to the following officers / directors which were disbursed as follows:

Name                                    Shares (post-split)

Gain Integrated Systems, Inc.(1)        243,000 shares
Thomas McCarthy                          45,000 shares
Ezekiel Kruglick                        162,000 shares(2)

(1) Susan Alt is the beneficial owner.
(2) Shares have been rescinded.


The following is a list of cash contributions made by officers, directors, promoters and affiliated persons made subsequent to the organization of the Company, and made for the purpose of acquiring common equity in the Company:

Shareholder                 Cash Contribution       No. of Shares Issued
                                                       (post-split)

Gain Integrated
Systems, Inc. (1)               $161,500                 373,500

(1) Susan Alt is the beneficial owner.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

                Directors

Name               Dates Served         Age

Susan Alt          07/97-Present        47
Henry Yard         05/00-Present        42
Thomas McCarthy    07/97-Present        33



Susan Alt; 47 years old; Chairman of the Board since July 1997

Susan Alt is an entrepreneur with over 20 years of commercial and investment banking experience. Since 1994 she has served as Chairman of the Board of GAIN Integrated Systems, Inc. In 1993, Ms. Alt formed her own Broker/Dealer in Los Angeles, Alt Capital. She has also held positions as Vice President of Mitsui Bank and Wells Fargo Bank heading up escrow, trust and commercial lending activities.

Henry Yard; 42 years old; Director since 5/00

Henry Yard is a successful executive with over 18 years of diverse experience within the technology, nutrition, personal care and industrial markets. For the past six years, Henry has had management responsibilities that include sales, marketing, production, QA/QC, engineering, distribution, environmental compliance, cost accounting and purchasing with profit/loss responsibility. He has particular expertise in budget development and control, sales & marketing, environmental and legal affairs, mergers and acquisitions, business and information systems, quality systems (TQM, ISO-9000), logistics management, strategic and tactical planning, engineering and capital management. He has a B.A. (Business Administration) Rutgers University and a B.S.,
Electrical / Biomedical Engineering, Rutgers University.

Thomas McCarthy; 33 years old; Director since July 1997

Thomas McCarthy was a founder and President of minus9, Inc. a micromachine company, in 1995. Since then, he has served in administration position with minus9, Inc., NTech and Molecular Robotics. In 1993, he founded the Los Angeles Nanotechnology Study Group, the second longest-running group in the US. He has a M.A. Degree, Monterey Institute of International Studies. He has also served as International Relations Coordinator for the Government of Nagano Prefecture in Japan and is fluent in Japanese.




                            Executive Officers

Name              Position                               Dates served    Age


Henry Yard        Chief Executive Officer and President  3/00-Present    42

Susan Alt         Chief Financial Officer                7/97-Present    47

Evan Gamble       Chief Technology Officer               5/00-Present    38

Thomas McCarthy   Chief Information Officer              7/97-Present    33

Mark Kaeller      Corporate Development Officer          7/97-Present    33

Tony Bromovsky    Managing Director, European Operations 4/00-Present    49

Diane Marciel     Executive Administrative Officer       3/00-Present    39




Henry Yard, Chief Executive Officer (CEO) and President

Henry Yard is a successful executive with over 18 years of diverse experience within the technology, nutrition, personal care and industrial markets. For the past six years, Henry has had management responsibilities that include sales, marketing, production, QA/QC, engineering, distribution, environmental compliance, cost accounting and purchasing with profit/loss responsibility. He has particular expertise in budget development and control, sales & marketing, environmental and legal affairs, mergers and acquisitions, business and information systems, quality systems (TQM, ISO-9000), logistics management, strategic and tactical planning, engineering and capital management. He has a B.A. (Business Administration) Rutgers University and a B.S.,
Electrical / Biomedical Engineering, Rutgers University.

Susan Alt, Chief Financial Officer (CFO)

Susan Alt is an entrepreneur with over 20 years of commercial and investment banking experience. Since 1994 she has served as Chairman of the Board of GAIN Integrated Systems, Inc. In 1993, Ms. Alt formed her own Broker/Dealer in Los Angeles, Alt Capital. She has also held positions as Vice President of Mitsui Bank and Wells Fargo Bank heading up escrow, trust and commercial lending activities.

Evan Gamble, Chief Technology Officer (CTO)

Evan Gamble is the Chief Technology Officer for Molecular Robotics.  Mr.
Gamble is also the Company's chief inventor with a diverse background in mathematics, computer science, molecular biology and quantum mechanics. He oversees all technology development. Prior to joining Molecular Robotics, Mr. Gamble was a graduate student at the University of California, Los Angeles from 1995-2000. From 1994-1995 he was a consultant to Intellicorp, Mountain View, California.

Thomas McCarthy, Chief Information Officer (CIO)

Thomas McCarthy was a founder and President of minus9, Inc. a micromachine company, in 1995. Since then he has served in administration positions with minus9, Inc., NTech and Molecular Robotics. In 1993, he founded the Los Angeles Nanotechnology Study Group, the second longest-running group in the US. He has a M.A. Degree, Monterey Institute of International Studies. He has also served as International Relations Coordinator for the Government of Nagano Prefecture in Japan and is fluent in Japanese.

Mark Kaeller, Corporate Development Officer (CDO)

Mark Kaeller joins Molecular Robotics from Consolidated Growers and Processors, Inc., a leading, multinational agriculture company, where he was Executive Vice President of Investor Relations from 1998-2000. Mr. Kaeller handled all SEC filings and shareholder inquiries for this publicly trading company, as well as assisted the Board of Directors in the raising of capital. Mr. Kaeller spent ten years in commercial, retail and mortgage banking with Sanwa Bank (1997-1998), Wells Fargo Bank (1995-1997) and Household International (1990-1995). He has a B.S. Degree, Psychobiology, University of California at Los Angeles.

Tony Bromovsky, Managing Director of European Operations

In 1992, Tony Bromovsky was the co-founder, with companies in the J. Rothschild Group, of Kilda Investments, Ltd., London England, a corporate finance and investment vehicle. Mr. Bromovsky has a broad based knowledge of international banking and commodities. He also served as the Director of Woodhouse Drake & Carey as well as Louis Dreyfus and Drexel Burnham Lambert in the UK. Mr. Bromovsky also brings many international contacts in the biotechnology and pharmaceutical development industry and will handle European business matters for Molecular Robotics.

Diane Marciel, Executive Administrative Officer

Diane Marciel brings fifteen years of entrepreneurial skills and experience to the Company. From 1985-1995, she managed the offices of Heathercliff Financial in Beverly Hills, California, a financial and building construction consortium. In 1995, Ms. Marciel owned and operated her own interstate logistics company. Since 1995, her most recent executive administrative position was with Health Net, Woodland Hills, California, where she supported senior executive management.


SIGNIFICANT EMPLOYEES

Dr. Curt Deckert, Electrical/Optical Engineer

Dr. Curt Deckert is experienced in the design and development of optical-mechanical and photographic equipment. For the past ten years, Dr. Deckert has operated Deckert & Associates, an optical-mechanical engineering and consulting company. He has consulted for 93 different companies since 1976 including Northrop, CalComp, Ford Aerospace and Abbott Labs. He is also a certified management consultant (CMC) specializing in R&D with emphasis on the application of optical technology. He has developed prototypes for a new medical instrument company that utilizes specialized fiber optics for light delivery and image transmission to detect cervical cancer using a CCD camera and fluorescence technology. He has a Ph.D. from California Coast University and an M.B.A. from the University of Southern California. Dr. Deckert's current contract is in negotiation.

Dr. Slavik Dushenkov, Molecular Biologist

Dr. Slavik Dushenkov is a prominent scientist widely recognized for his contributions to the biological and environmental sciences. For more than 20 years, he has spearheaded numerous cutting edge biotechnology and ecology research projects. From 1995-1998, Dr. Dushenkov was the chief scientist of Phytotech, Inc. From 1998-2000, Dr. Dushenkov was the chief scientist of Consolidated Growers and Processors, Inc. Dr. Dushenkov has incorporated innovative analytical and information management systems in his laboratory practice to facilitate results-oriented research including bringing high throughput express analysis and design databases for performing plant screening. A pioneer in the application of high-tech approaches for developing plant based environmentally friendly remediation technologies, discovering, optimizing and manufacturing a new generation of plant-based pharmaceutical and nutraceutical products, he has published over 100 papers, several books and a number of widely used laboratory manuals. Dr. Dushenkov holds seven US and international patents, none of which are being utilized or plan to be utilized by Molecular Robotics, Inc. He has a Ph.D. in Molecular Biology and Ecology, Moscow Pedagogical State University, Moscow, Russia.




ITEM 6. EXECUTIVE COMPENSATION



The following table sets forth information as to the compensation by the Company to the Executive Officers and Directors for the fiscal years ended June 30, 1998, 1999 and 2000.


                                        SUMMARY COMPENSATION TABLE

                                ANNUAL COMPENSATION   LONG TERM COMPENSATION

                                                       Restricted
                                Fiscal                 Stock Awards
Name and                        Year                  (common stock)
Principle Position              Ended    Salary       (post-split)


Henry Yard                      1998     N/A                 N/A
CEO, Director                   1999     N/A                 N/A
                                2000     $0                  -0-

Evan Gamble                     1998     N/A                 -0-
CTO                             1999     N/A                 -0-
                                2000     $0            2,000,000(1)


Susan Alt                       1998     $0              486,000(2)(3)
CFO, Chairman                   1999     $0               40,000(3)
                                2000     $0                  -0-

Thomas McCarthy                 1998     $0               90,000(2)
Chief Information Officer,      1999     $0               50,000
Director                        2000     $0                  -0-

Mark Kaeller                    1998     $0               10,000
Corporate Development Officer   1999     $0               50,000
                                2000     $0                  -0-

(1)Shares issued in exchange for intellectual property.  See Technology Transfer
Agreement, Exhibit EX-10.1.  Note that Evan Gamble was not an employee at the time the technology was acquired by the company.
(2)Issued for both services and cash.  See table below for details of stock issuance.
(3)Shares issued in the name of GAIN Integrated Systems, Inc.  Susan Alt is the beneficial owner.






The following table shows detail of the shares issued to Officers and Directors for cash and/or services performed for the fiscal years ended June 30, 1998, 1999 and 2000.


NAME                 DATE       NO.           PRICE(1)  FAIR MARKET     FORM OF
                                SHARES(1)               VALUE           CONSIDERATION


Evan Gamble              5/00   2,000,000     $ 2.50    $5,000,000      PURCHASE TECHNOLOGY


Susan Alt               12/97     243,000(2)  $10.00    $2,430,000      CASH/SERVICES(3)
                         1/98     243,000(2)  $10.00    $2,430,000      CASH/SERVICES(4)
                         9/98      40,000(2)  $ 4.00    $  160,000      SERVICES

Thomas McCarthy         12/97      45,000     $10.00    $  450,000      CASH/SERVICES(5)
                         1/98      45,000     $10.00    $  450,000      CASH/SERVICES(6)
                        11/98      50,000     $ 4.00    $  200,000      SERVICES

Mark Kaeller            12/97      10,000     $10.00    $  100,000      SERVICES
                         3/99      10,000     $ 4.00    $   40,000      SERVICES
                         4/99      25,000     $ 1.00    $   25,000      SERVICES
                         5/99      15,000     $ 4.00    $   60,000      SERVICES

(1)Post-Split
(2)Shares issued in the name of GAIN Integrated Systems, Inc.  Susan Alt is the beneficial owner.
(3)$13,500 of the $2,430,000 Fair Market Value was cash.
(4)$243 of the $2,430,000 Fair Market Value was cash.
(5)$2,500 of the $450,000 Fair Market Value was cash.
(6)$45 of the $450,000 Fair Market Value was cash.






Compensation of Directors and Officers

Generally, the Company's Officers and Directors (except for the CTO) do not presently receive any regularly recurring cash compensation for their service as Officers and/or Directors. The Officers and Directors do receive equity in the form of restricted stock in lieu of cash, at the discretion of the Board of Directors.

Employment Agreements

The Company has entered into an employment agreement with Evan Gamble, its Chief Technology Officer. This agreement commenced April 10, 2000 and is for a three year term. Mr. Gamble receives a salary of $1,500 per week. Additional terms and other compensation details can be found in Mr. Gamble's employment agreement attached as Exhibit EX-10.4.

At present, the Company does not have employment agreements with its other Officers or Directors. However, the Company intends to enter agreements with some of its Officers, Directors and Management Executives in the future.



ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS



During 1999, Susan Alt received 40,000 shares of restricted common stock for her services as Chairman of the Company.

During 1999, Thomas McCarthy and Mark Kaeller each received 50,000 shares of restricted common stock for their services, Mr. McCarthy as a Director and Officer and Mr. Kaeller as an Officer.

On the 12th of May, 2000, the Company purchased intellectual property/technology from Evan Gamble, it Chief Technology Officer, in exchange for 2,000,000 shares of common stock. A copy of the technology transfer agreement is attached as Exhibit EX-10.1.

On the 12th of May, 2000, the Company purchased intellectual property/technology from BR Holdings, Ltd., a third party, in exchange for 4,956,850 shares of preferred stock. A copy of the technology transfer agreement is attached as Exhibit EX-10.2.

On the 12th of May, 2000, the Company purchased intellectual property/technology from ERoyalty.net, Inc., a third party, in exchange for 750,000 shares of common stock. A copy of the technology transfer agreement is attached as Exhibit EX-10.3.

Molecular Robotics (formerly as NTECH) entered into an agreement with Consolidated Growers & Processors, Inc. (CGP) for the development of certain alternative plastic and metal type materials technology, as well as the development of security paper. Susan Alt and Mark Kaeller were associated with CGP as directors and/or officers at one time or another. The cash flows needed to support the research activities were provided by CGP and were recorded as a liability when received. No revenues for the research activities were to be recorded until completion of the intellectual property. Due to government regulation on the supply of raw material, CGP filed a Chapter 7 Bankruptcy on March 7, 2000. The debt owed to CGP was forgiven in consideration for past research efforts. This forgiveness of debt has been recorded as additional paid-in capital.



CONTACTS

Transfer Agent

Interwest Transfer Company, Inc.
Kristi Kunz
P.O. Box 17136
1981 E. 4800 S.
Suite 100
Salt Lake City, UT. 84117-5126
(801) 272-9294 Tel.
(801) 277-3147 Fax

Market Maker

Sierra Brokerage
Merv Roland or Jeff Richardson
2000 Bethel Rd.
Columbus, OH. 43220
(614) 442-9400 Tel.
(614) 442-9486 Fax

Certified Public Accountant

(Retained 5/04/2000; Review of 04/30/2000 interim financial statements)

Marc I. Abrams, CPA
Singer, Lewak, Greenbaum & Goldstein LLP
10960 Wilshire Blvd., Suite 1100
Los Angeles, CA. 90024
(310) 477-3924 Tel.
(310) 477-9684 Fax

(Through 06/30/99 audited financial statements)

Kevin G. Breard, CPA, An Accountancy Corporation
9010 Corbin Ave.
Suite 7
Northridge, CA. 91324
(818) 886-0940 Tel.
(818) 886-1924 Fax


ITEM 8. DESCRIPTION OF SECURITIES

Capital Stock

Preferred Stock - There are no preferential terms given to the Preferred Stock. Molecular Robotics' preferred stock has the same terms and conditions as the Common Stock.

Warrants - At present in the Company, there are 208,000 outstanding warrants to purchase equity at $5.00 per warrant.

Options - At present, there are 400,000 options outstanding that can be exercised to purchase common stock in the Company. These options have a term of ten years and can be exercised at $1.00 per share.

Convertible Stock - At present, there is no convertible stock.

Selling Security Holders - There are no securities to be registered for the account of any security holders.

Except as otherwise provided by the Company's Certificate of Incorporation or By-Laws, at every meeting of the stockholders each stockholder shall be entitled to one vote for each share of voting stock standing in his name on the books of the corporation on the record date for the meeting.


IMPORTANT INFORMATION ON PENNY STOCKS

Molecular Robotics, Inc.'s stock is considered a penny stock. Generally, a Penny Stock is a security that:

Is priced under five dollars;

Is NOT traded on a national stock exchange or on NASDAQ (the NASD's automated quotation system for actively traded stocks);

May be listed in the "pink sheets" or the NASD OTC Bulletin Board;

Is issued by a company that has less than $5 million in net tangible assets and has been in business less than three years, by a company that has under $2 million in net tangible assets and has been in business for at least three years, or by a company that has revenues of $6 million for 3 years.
FOR MORE INFORMATION ABOUT PENNY STOCKS, contact the Office of Filings, Information, and Consumer Services of the U.S. Securities and Exchange Commission, 450 Fifth Street, NW., Washington, DC 20549, (202) 272-7440. For detailed information on Penny Stocks, please refer to General Rules and Regulations promulgated under the Securities Exchange Act of 1934, Rule 15g-1 through 15g-6.


                                 PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

The registrant's securities began trading under the symbol NTEH on the OTC Bulletin Board on December 24, 1997 and until the close of business February 24, 2000. Currently, the registrant's securities are not traded on any exchange. The Company is filing this Form 10-SB for the purposes of enabling its shares to again trade on the OTC Bulletin Board. Following the date that the SEC comes to a position of no further comment on this Form 10-SB, the Company will file to have its shares quoted again on the OTC Bulletin Board.

The quarterly high and low bid prices (post-split) for the last two years (as submitted by the Company's management) were as follows:


Quarter Ending*       High Bid     Low Bid


December 31, 1999     .35          .10
September 30, 1999    .35          .10
June 30, 1999         .35          .10
March 31, 1999        .35          .10
December 31, 1998     .35          .10
September 30, 1998    .35          .10
June 30, 1998         .35          .10



*Note: The quarters ending March 31, June 30, September 30 and December 31,
2000 have not been included as the Company's securities ceased trading on the OTC Bulletin Board as of the close of business on February 24, 2000.




Holders

As of June 30, 2000, there were approximately 90 shareholders of common stock in the Company and 5,193,150 shares of common stock outstanding. In addition, there were an additional 104,000 shares of common stock to be issued.

As of June 30, 2000, there was one shareholder of preferred stock in the Company and 4,956,850 shares of preferred stock outstanding.


Dividends

There have been no cash dividends declared on any shares of common equity in the Company since the inception of the Company to present.


Splits

On March 21, 2000, the Board of Directors and the required number of shareholders of Molecular Robotics duly authorized that the previously issued common stock of the Corporation (the "Old Common Stock") be automatically converted into common stock at the rate of one (1) share of common stock for each ten (10) shares of Old Common Stock (the "Conversion Rate"). This reverse split of the Corporation's Old Common Stock became effective at 11:59 p.m. on April 3, 2000 (the "Conversion Date"). From and after the Conversion Date, each outstanding certificate that prior to the Conversion Date represented Old Common Stock shall be deemed for all corporate purposes to evidence the ownership of the whole number of duly issued and outstanding shares of common stock into which the shares of Old Common Stock which, prior to the Conversion Date, were represented thereby, have been so converted, and upon surrender of such certificate to the Corporation the holder shall be entitled to receive in exchange therefor a certificate or certificates representing the whole number of shares of common stock into which the shares of Old Common Stock theretofore represented by such certificate shall have been converted.


ITEM 2. LEGAL PROCEEDINGS

On June 16, 1999, the Company filed suit (Case No. 813370-6) in the Superior Court for the State of California, County of Alameda, against a former
Officer and Director, Ezekiel Kruglick, for Trade Secret Misappropriation, Conversion, Fraud, Breach of Contract and Breach of Fiduciary Duty. The suit involves Molecular Robotics, Inc., a Delaware Corporation (filed originally under the name NTECH Corporation), Plaintiff, versus Ezekiel Kruglick and DOES 1-10, inclusive, Defendants.

The Company has sought the following relief:

a. A temporary restraining order to be followed by a preliminary injunction during the pendency of this action and a permanent injunction thereafter, restraining and enjoining Defendant Kruglick and all those acting in concert or participation with him from using or disclosing Plaintiff's Confidential Information.

b. An order requiring Defendant Kruglick to forthwith turn over to Plaintiff any tangible document or thing in whatever form in Defendant's possession, custody or control which contains Plaintiff's Confidential Information, including but not limited to all documents and things relating to his research and development of StuffDust, CMOS switches, voltage conversion devices and micro-relay switches.

c. An order requiring Defendant Kruglick to forthwith transfer and return to the Company all Molecular Robotics stock held by Defendant for services not provided to Molecular Robotics.

d. An award of damages in an amount to be determined by the trier of fact.

e. An order of punitive damages in an amount to be assessed by the trier of fact.

AS OF THE DATE OF THIS AMENDED FILING, THE COMPANY IS CURRENTLY CONSIDERING A SETTLEMENT PROPOSAL FROM MR. KRUGLICK.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

On May 4, 2000, the Company changed its accounting firm from Kevin G. Breard, CPA, An Accountancy Corporation to Singer, Lewak, Greenbaum & Goldstein LLP. The audited financial statements ended 06/30/1999 have been prepared by Kevin G. Breard. In addition:


              The Registrant's shareholders elected the accounting firm of Singer, Lewak, Greenbaum & Goldstein to replace the firm of Kevin G. Beard, CPA, An Accountancy Corporation as Registrant's accountants.

              The former accountant did not resign or decline to stand for reelection, but were dismissed on May 4, 2000 to allow the appointment of Singer, Lewak, Greenbaum & Goldstein, the accountants.

              Registrant's former principal accountants, Kevin G. Beard, CPA, An Accountancy Corporation's audited financial reports stated qualification that Registrant might not continue as a going concern. Such statement was unrelated to Kevin G. Beard, CPA, An Accountancy Corporation's replacement.

              The decision to change accountants was recommended and approved by the Board of Directors and Registrant's shareholders.

              Registrant is not aware of any disagreements with Registrant's former accountant during the past two most recent fiscal years on any matter of accounting principals or practices, financial statement disclosure or auditing scope or procedure.

              Registrant has provided the former accountant with a copy of the disclosures Registrant is making in this FORM 10-SB in response to the disclosures required by Regulation S-K, Item 304(a). The former accountant has furnished Registrant with a letter addressed to the Commission stating its agreement and absence of any disagreement with the statements made by Registrant in response to this Item. Registrant has filed herewith the former accountant's letter as an exhibit to this Form 10-SB.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

Recent sales of unregistered securities



In April 2000, the Company had the following shares of stock issued or to be issued at the rate of $2.50 per share as a tax free exchange for technology transferred to the Company.






Name                  Shares of        Shares of
                      Common Stock     Common Stock


                      Issued           To be issued**

Evan Gamble             110,000        1,890,000
BR Holdings, Ltd.     4,956,850*
ERoyalty.net, Inc.      750,000
TAMA Japan Ltd.         750,000
Tony Bromovsky          100,000          254,999
Curt Deckert             10,000            5,000
Xing Yang                10,000
Herman Boiko             10,000
Daan Pattanayak          10,000

*Originally issued as preferred stock. There are no preferential terms given to the preferred stock. Molecular Robotics' preferred stock has the same terms and conditions as the common stock. On October 12, 2000, the Company recalled all outstanding shares of preferred stock as of June 30, 2000 and reissued to the preferred stockholder an equal amount of common stock. Also, see Note 5 in the attached Financial Statements.

**Shares have been issued as of June 30, 2000.


In addition, since inception through June 30, 2000, pursuant to Reg. 504 of the Securities Act of 1933, the Company has issued 611,900 shares of common stock for a total cash consideration of $357,924. There was an additional $260,000 in cash received through June 30, 2000, with 104,000 shares of common stock to be issued.

In November 1997, the Company had a Private Placement offering for 25,000 shares at $10.00 per share. The securities were offered pursuant to an exemption provided by Regulation 504 of the Securities Exchange Act of 1933. The Company incurred certain offering costs of $16,004, with the sale of the stock, such as legal fees. The Company did not use an underwriter, so there were no discounts or commissions paid. These offering costs, associated with the sale of common stock to the public, were charged to additional paid-in capital. Net loss per share represents the basic and diluted earnings per share. The Company has no potentially dilutive securities.

With respect to the sales of these unregistered securities by Molecular Robotics, the Company believes that these transactions did not involve any public offering, in as much as all these shares were issued to the Company's Officers, Directors and others, who purchased the shares for investment purposes only and not with a view to further public distribution. Further, no commissions were paid to any persons in connection with such sales, no advertising of any nature was made in connection with the sale of said shares, all Company information was made available to said purchasers, and said purchasers were required to execute a subscription agreement restating the aforementioned, among other things. Accordingly, the Company believes that the aforementioned transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.


                                  PART F/S

Financial Information - Annual Statements

AUDITED FINANCIAL STATEMENTS

The financial statements below are audited and should be read in conjunction with "PLAN OF OPERATION" and the Financial Statements and related notes included elsewhere in this Registration Statement. The information below may not be indicative of the Company's future results of operations.



September 25, 1999

To the Board of Directors
NTech Corporation
Monterey, California

Independent Auditor's Report

I have audited the accompanying balance sheets of NTech Corporation (A Development Stage Company) as of June 30, 1999 and 1998 and the related statements of operations and retained deficit, and changes in cash flows for the years then ended and for the period from July 29, 1997 (inception), to June 30, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NTech Corporation (A Development Stage Company) as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the years then ended and from July 29, 1997 (inception), to June 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's minimal operations to date have resulted in substantial net losses of $171,930 and $86,088 during the years ended June 30, 1999 and 1998 respectively. The Company has an accumulated deficit during the development stage of $258,018 and $86,088 at June 30, 1999 and 1998 respectively. The sole reason for the positive equity balance is the continuing effort of company personnel to sell common stock. There is no certainty they will be able to continue to do so, however management plans to rely on the sales of securities to sustain operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KEVIN G. BREARD, CPA, An Accountancy Corporation
Kevin G. Breard

9010 Corbin Ave., Suite 7
Northridge, California  91324



The Financial Statements and related notes presented below should be read in conjunction with "PLAN OF OPERATION." In the opinion of the Management, the annual financial statements include all adjustments necessary to make these financial statements in no way misleading. The information below may not be indicative of the Company's future results of operations.

Please note that this amended Form 10-SB filing (amendment number six) has been updated from a prior 10-SB filing (amendment number four) with audited financial statements for the period ended June 30, 2000; a prior Form 10-SB filing (amendment number four) contained unaudited financial statements as of and for the ten months ended April 30, 2000.


                           MOLECULAR ROBOTICS, INC.
                         (formerly NTECH CORPORATION)
                         (A DEVELOPMENT STAGE COMPANY)
                             FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED
                            JUNE 30, 2000 AND 1999

CONTENTS

June 30, 2000

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

   Balance Sheet

   Statements of Operations

   Statements of Stockholders' Equity

   Statements of Cash Flows

   Notes to Financial Statements

                      ------------------------------------------

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Molecular Robotics, Inc.
(formerly NTech Corporation)



We have audited the accompanying balance sheet, as restated (see Note 8) of Molecular Robotics, Inc. (formerly NTech Corporation) as of June 30, 2000, and the related statements of operations, stockholders' equity, and cash flows, as restated (see Note 8) for the year then ended, and for the period from July 29, 1997 (inception) to June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the restated financial statements referred to above present fairly, in all material respects, the financial position of Molecular Robotics, Inc. (formerly NTech Corporation) as of June 30, 2000, and the results of its operations and its cash flows for the year then ended, and for the period from July 29, 1997 (inception) to June 30, 2000 in conformity with generally accepted accounting principles.



The accompanying financial statements have been prepared in conformity with generally accepted accounting principles that contemplate continuation of the Company as a going concern. As discussed in Note 2 to the financial statements, the Company had losses and negative cash flows from operations and needs to raise additional funds to accomplish its objectives. These matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP



Los Angeles, California
August 29, 2000, except
 for Notes 8,9, and 10
 for which the date is
 November 28, 2000


                           MOLECULAR ROBOTICS
                       (formerly NTECH CORPORATION)
                      (A DEVELOPMENT STAGE COMPANY)
                              BALANCE SHEET
                              June 30, 2000

                                 ASSETS


Assets
   Equipment                                                $    195,506

      Total assets                                          $    195,506


                  LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Book overdraft                                           $      4,833
   Accounts payable and accrued expenses                           1,500

      Total current liabilities                                    6,333

Commitments

Stockholders' equity
   Preferred stock, $0.0001 par value
      5,000,000 shares authorized
      4,956,850 shares issued and outstanding                        496
   Common stock, $0.0001 par value
      45,000,000 shares authorized
      5,193,150 shares issued and outstanding                        519
   Common stock to be issued                                     260,000
   Additional paid-in capital                                 32,751,677
   Deficit accumulated during the development stage          (32,823,519)

      Total stockholders' equity                                 189,173

         Total liabilities and stockholders' equity         $    195,506

The accompanying notes are an integral part of these financial statements.



                           MOLECULAR ROBOTICS, INC.
                         (formerly NTECH CORPORATION)
                         (A DEVELOPMENT STAGE COMPANY)
                           STATEMENTS OF OPERATIONS
               For the Years Ended June 30, 2000 and 1999 and
      for the Period from July 29, 1997 (Inception) to June 30, 2000


                                                                      For the
                                                                  Period from
                                                                     July 29,
                                                                         1997
                                      For the Years Ended       (Inception)to
                                           June 30,                  June 30,
                                      2000           1999                2000

Costs and expenses
   General and
   administrative expenses            $     379,847  $ 710,379    $10,666,042
   Research and development              22,142,125     16,735     22,158,860

      Total costs and expenses           22,521,972    727,114     32,824,902

Loss before other income (expense)      (22,521,772)  (727,114)   (32,824,902)

Other income (expense)
   Interest income                                -         26            272
   Other income                               1,111          -          1,111

      Total other income (expense)            1,111         26          1,383

Net Loss                              $ (22,520,861) $(727,088) $ (32,823,519)

Basic and diluted loss per share      $      (11.50) $   (0.65) $      (23.92)

Pro forma basic and diluted loss
   per share                          $       (7.37)            $      (18.25)

Weighted-average common shares
   outstanding                            1,958,993  1,119,838      1,372,136

Pro forma weighted-average common
   shares outstanding                     3,054,125                 1,798,290

The accompanying notes are an integral part of these financial statements.



                                                  MOLECULAR ROBOTICS, INC.
                                                (formerly NTECH CORPORATION)
                                                (A DEVELOPMENT STAGE COMPANY)
                                             STATEMENTS OF STOCKHOLDERS' EQUITY
                              For the Period from July 29, 1997 (Inception) to June 30, 2000

                                                                                              Deficit
                                                                                              Accumulated
                                                                 Common         Additional    During the
                        Preferred Stock    Common Stock          Stock          Paid-In       Development
                        Shares     Amount  Shares       Amount   to be Issued   Capital       Stage            Total


Balance, July 29, 1997
   (Inception)               -     $    -        -      $    -   $          -   $        -    $            -   $        -
Common stock issued for
   Cash                                      5,340           -                      53,400                         53,400
   Cash                                      6,000           1                      23,999                         24,000
   Services                                493,000          49                   4,929,951                      4,930,000
   Services                                 29,050           3                     116,197                        116,200
   Cash and services                       450,000          45                   4,499,955                      4,500,000
Common stock to be
   issued for cash                                                      4,987                                       4,987
Issuance costs                                                                     (15,704)                       (15,704)
Net loss                                                                                          (9,575,570)  (9,575,570)

Balance, June 30, 1998       -          -  983,390          98          4,987    9,607,798        (9,575,570)      37,313
Common stock issued for
   Cash                                    113,250          11                     133,959                        133,970
   Cash                                     17,500           2                      34,998                         35,000
   Cash                                     19,145           2                      76,578                         76,580
   Cash                                        665           -                       4,987                          4,987
   Services                                126,200          12                     502,189                        502,201
   Services                                 11,000           1                      21,999                         22,000
   Services                                 56,100           6                      56,094                         56,100


                             The accompanying notes are an integral part of these financial statements.



                                                  MOLECULAR ROBOTICS, INC.
                                                (formerly NTECH CORPORATION)
                                                (A DEVELOPMENT STAGE COMPANY)
                                              STATEMENTS OF STOCKHOLDERS' EQUITY
                               For the Period from July 29, 1997 (Inception) to June 30, 2000


                                                                                                  Deficit
                                                                                                  Accumulated
                                                                       Common        Additional   During the
                          Preferred Stock         Common Stock         Stock         Paid-In      Development
                          Shares        Amount    Shares      Amount   to be Issued  Capital      Stage         Total


Common stock to be
   issued for cash                      $                     $        $  (4,987) $        4,987  $		    $	         -
Returned and canceled
   shares                                            (34,100)      (3)                   (15,001)                    (15,004)
Net loss                                                                                              (727,088)     (727,088)

Balance, June 30, 1999            -          -     1,293,150      129          -      10,428,588   (10,302,658)      126,059
Common stock issued for
   intellectual property                           3,900,000      390                  9,749,610                   9,750,000
Common stock to be
   issued in connection
   with private placement                                                260,000                                     260,000
Forgiveness of debt                                                                       81,850                      81,850
Options issued for
   services                                                                              100,000                     100,000
Preferred stock issued for
   intellectual property  4,956,850        496                                        12,391,629                  12,392,125
Net loss                                                                                           (22,520,861)  (22,520,861)

Balance, June 30, 2000    4,956,850     $  496     5,193,150  $   519  $ 260,000     $32,751,677  $(32,823,519) $    189,173

                             The accompanying notes are an integral part of these financial statements.



                           MOLECULAR ROBOTICS, INC.
                         (formerly NTECH CORPORATION)
                         (A DEVELOPMENT STAGE COMPANY)
                           STATEMENTS OF CASH FLOWS
                For the Years Ended June 30, 2000 and 1999 and
        for the Period from July 29, 1997 (Inception) to June 30, 2000

                                                                       For the
                                                                   Period from
                                                                      July 29,
                                                                          1997
                                      For the Years Ended       (Inception) to
                                           June 30,                   June 30,
                                      2000           1999                 2000


Cash flows from operating activities
   Net loss                           $(22,520,861)  $(727,088) $  (32,823,519)
   Adjustments to reconcile net loss
    to net cash used in operating
    activities
      Stock issued for acquisition of
       intellectual property            22,142,125           -      22,142,125
      Stock to be issued/issuance of
       stock for services                        -     580,301      10,101,501
      Issuance of options for services     100,000           -         100,000
   Increase in Accounts payable
    and accrued expenses                         -       1,500           1,500

Net cash used in operating activities     (278,736)   (145,287)       (478,393)

Cash flows from investing activities
   Purchase of equipment                   (47,589)   (116,687)       (195,506)

Net cash used in investing activities      (47,589)   (116,687)       (195,506)

Cash flows from financing activities
   Increase in book overdraft                4,833           -           4,833
   Net proceeds from short-term loan
   payable - related party                  57,650      24,200          81,850
   Proceeds from issuance of preferred
   and common stock                        260,000     235,533         587,216

Net cash provided by financing activities  322,483     259,733         673,899

Net decrease in cash and cash equivalents   (3,842)     (2,241)              -

Cash and cash equivalents,
beginning of year                            3,842       6,083               -

Cash and cash equivalents,
end of year                           $          -   $   3,842  $            -

The accompanying notes are an integral part of these financial statements.


                           MOLECULAR ROBOTICS, INC.
                         (formerly NTECH CORPORATION)
                         (A DEVELOPMENT STAGE COMPANY)
                           STATEMENTS OF CASH FLOWS
                For the Years Ended June 30, 2000 and 1999 and
       for the Period from July 29, 1997 (Inception) to June 30, 2000

Supplemental schedule of non-cash investing and financing activities



During the year ended June 30, 2000 and the period from July 29, 1997 (inception) to June 30, 2000, the Company issued preferred and common stock in exchange for intellectual property for $22,142,125. The cost of intellectual property acquired has been recorded as research and development costs in accordance with paragraph 9 of Statement of Financial Accounting Standards ("SFAS") No. 2, "Accounting for Research and Development Costs."



During the period from July 29, 1997 (inception) to June 30, 2000, the Company issued 1,165,350 shares of common stock to management and others for consulting and employment services rendered valued at $10,126,501.



During the period from July 29, 1997 (inception) to June 30, 2000, the Company issued options to purchase 66,667 shares of common stock for legal services rendered valued at $100,000.



The accompanying notes are an integral part of these financial statements.

                           MOLECULAR ROBOTICS, INC.
                          (formerly NTECH CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 JUNE 30, 2000

NOTE 1 - BUSINESS AND ORGANIZATION

Molecular Robotics, Inc. (formerly NTech Corporation) (the "Company") was incorporated under its former name in the State of Delaware on July 29, 1997 for the primary purpose of developing, manufacturing, and marketing nano-scale products ("nano technology"). Nano technology is the concept of miniaturizing products to a point that there becomes a practical commercial application of the products. Effective March 23, 2000, NTech Corporation's name was changed to Molecular Robotics, Inc. The Company's offices are located in Los Angeles, California, and the Company intends to use independent third parties to manufacture its products.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles that contemplate continuation of the Company as a going concern. As shown in the accompanying financial statements, the Company had losses and negative cash flows from operations and needs to raise additional funds to accomplish its objectives. In addition, the Company's sole reason for the positive equity balance is the continuing effort of Company personnel to sell preferred and common stock. There is no certainty they will be able to continue to do so. Management plans to rely on the sales of securities to sustain operations. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Development Stage Enterprise



The Company is a development stage company as defined in SFAS No. 7, "Accounting and Reporting by Development Stage Enterprises." The Company is devoting substantially all of its present efforts to establish a new business, and its planned principal operations have not yet commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.



Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates affect the reported amounts of revenues and expenses during the reported period. Actual results could materially differ from these estimates.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the Company's financial instruments, including cash and cash equivalents and accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Equipment

Equipment is stated at cost. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the assets of three to five years.

Loss per Share

The Company calculates loss per share in accordance with SFAS No. 128, "Earnings per Share." Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Because the Company has incurred net losses, basic and diluted loss per share are the same.

Stock-Based Compensation

The Company accounts for employee stock compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and complied with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB 25, compensation expense is based on the difference, if any, on the date of grant between the fair value of the Company's common stock and the exercise price. Unearned compensation is amortized over the vesting period of the related options.

Stock Split

On April 3, 2000, the Company effected a 10-for-one reverse stock split of its common stock. All share and per share data have been retroactively restated to reflect this stock split.



Research and Development Costs

Research and development costs are expensed as incurred. Research and development projects acquired from others that were commenced but not yet completed, which have no alternative uses in research and development activities or otherwise are charged to expense.



Impairment of Long-Lived Assets

During the year ended June 30, 2000, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Under the provisions of this statement, the Company has evaluated its long-lived assets for financial impairment and will continue to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

The Company evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

Income Taxes

The Company accounts for income taxes under the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is required when it is less likely than not that the Company will be able to realize all or a portion of its deferred tax assets.

Advertising and Promotional Expenses

Advertising and promotional expenses are charged to expense as incurred. Advertising and promotional expenses for the years ended June 30, 2000 and 1999 were $3,424 and $1,028, respectively.

Comprehensive Income

The Company utilizes SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financial statements since the Company did not have any of the items of comprehensive income in any period presented.

Recently Issued Accounting Pronouncements

In June 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 138, "Accounting for Certain Instruments and Certain Hedging Activities." This statement is not applicable to the Company.

In June 2000, the FASB issued SFAS No. 139, "Rescission of FASB Statement No. 53 and Amendments to Statements No. 63, 89, and 121." This statement is not applicable to the Company.


NOTE 3 - EQUIPMENT

   Equipment at June 30, 2000 consisted of the following:

      Constructed equipment   $   190,398
      Computer equipment            5,108

         Total                $   195,506

NOTE 4 - COMMITMENTS

During the year ended June 30, 2000, the Company entered into an employment agreement, expiring in May 2005, with the following compensation commitments:

         Year Ended
         June 30,

         2001           $   80,000
         2002           $   80,000
         2003           $   80,000
         2004           $   80,000
         2005           $   70,000



In connection with the acquisition of intellectual property, the Company agreed to issue an additional 1,000,000 shares of its common stock vesting as follows:
100,000 shares in 2001, 200,000 shares in 2002, 300,000 shares in 2003, and
400,000 shares in 2004. The vesting of the shares is contingent upon performance of the intellectual property. Accordingly, the cost of the intellectual property will be measured based on the fair value of the shares at the vesting dates in accordance with Emerging Issues Task Force 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods, or Services." The value of these contingent shares will be expensed when the shares are issued.



In May 1998, the Company entered into an agreement to construct a piece of equipment. The expenditures associated with this contract will be capitalized to equipment and will be depreciated upon completion of the contract. The Company is required to pay the consultant upon completion of various phases, at a pre-determined fee schedule. The total estimated expenditure is $199,000.
As of June 30, 2000, the Company has paid $190,398.


NOTE 5 - STOCKHOLDERS' EQUITY

Preferred Stock

The Company's preferred stock has a par value of $0.0001. There are 5,000,000 shares authorized and 4,956,850 shares issued and outstanding. The holders of the preferred stock have voting rights.

During the year ended June 30, 2000, the Company issued 4,956,850 shares of preferred stock in exchange for certain intellectual property acquired for $12,392,125. The cost of intellectual property acquired has been recorded as research and development costs in accordance with paragraph 9 of SFAS No. 2.



Common Stock



During the year ended June 30, 2000, the Company issued 3,900,000 shares of common stock in exchange for intellectual property for $9,750,000. The cost of intellectual property acquired has been recorded as research and development costs in accordance with paragraph 9 of SFAS No. 2.



Private Placement

In June 2000, the Company entered into a private placement agreement to offer up to $5,000,000 worth of units at $2.50 per unit to accredited investors. As of June 30, 2000, $260,000 was received, and the Company had committed 104,000 units. Each unit consists of one share of the Company's common stock and two warrants at an exercise price of $5 per share. The warrants will be immediately detachable from the common shares for separate transfer and will be exercisable from the closing date of the offering for a period of 12 months thereafter.

There was no effect on pro forma results of operations as a result of the issuance of stock purchase warrants as the fair value of the warrants was $0. The fair value was computed using the Black-Scholes option valuation model with the following assumptions: dividend yield of 0%, risk-free interest rate of 7%, expected volatility of 0%, and an expected life of one year.

In connection with the offering, the Company issued 208,000 warrants subsequent to June 30, 2000.



Options

During the year ended June 30, 2000, the Company entered into an agreement to issue options for legal services to purchase 400,000 shares of common stock at an exercise price of $1. The shares vest over a six-month period commencing in June 2000. The Company recorded a $100,000 expense for the period, representing the fair value of the options of $1.50. The fair value was computed using the Black-Scholes option valuation model with the following assumptions: dividend yield of 0%, risk-free interest rate of 6%, expected volatility of 0%, and an expected life of six months.

NOTE 6 - INCOME TAXES

As of June 30, 2000, the Company had approximately $23,866,000 in net operating loss carryforwards that may be offset against future taxable income. No provision for income taxes for the year ended June 30, 2000 has been made since the Company incurred a loss during the period. The deferred income tax benefit of the loss carryforward is the only significant deferred income tax asset or liability of the Company. It has been offset by a valuation allowance of the same amount since management does not believe the recoverability of this deferred tax asset is more likely than not. Accordingly, no deferred income tax benefit has been recognized in these financial statements.

NOTE 7 - RELATED PARTY TRANSACTIONS

During the year ended June 30, 2000, the Company paid consulting fees to stockholders of the Company. Total fees paid during the year ended June 30, 2000 of $101,933 were for services rendered in relation to the development of a business plan and the running of daily operations.



NOTE 8 - RESTATEMENT

The additional paid-in capital for the year ended June 30, 2000 has been increased by $8,856,850 to restate the value of stock issued for the acquisition of certain intellectual property, reflecting a revised fair value of $2.50 per share.

The net loss for the year ended June 30, 1999 has been increased by $555,158 to restate the value of stock issued for services, reflecting revised fair values ranging from $1 to $4. As a result, the accumulated deficit and the additional paid-in capital as of June 30, 1999 increased by the same amount. The accumulated deficit and the additional paid-in capital as of June 30, 1998 have also been increased by $9,489,482 to restate the value of stock issued for services during the year ended June 30, 1998, reflecting revised fair values ranging from $4 to $10.


Summary of restatement

                                                              For the Period from
                                For the Year Ended         July 29, 1997 (inception)
                                      June 30,                    to June 30,
                                  1999        1999            2000           2000
                              (as restated)               (as restated)


Net Loss                        (727,114)    (171,930)    (32,823,519)     (23,866,669)

Basic and Diluted
  Loss per Share                   (0.65)       (0.15)         (23.92)          (13.27)



                                For the Year Ended
                                      June 30,
                                  2000        2000
                              (as restated)


Net Loss                     (22,520,861) (13,564,011)

Basic and Diluted
  Loss per Share                  (11.50)       (4.44)




NOTE 9 - FORGIVENESS OF DEBT

During the years ended June 30, 2000 and 1999, the Company was developing intellectual property for another company owned by a Company stockholder. The cash flows needed to support the research activities were provided by this related party and were recorded as a liability when received. No revenues for the research activities were to be recorded until completion of the intellectual property. During the year ended June 30, 2000, the related party was dissolved, and the debt owed to the related party was forgiven in consideration for past research efforts. This forgiveness of debt has been recorded as additional paid-in capital.





NOTE 10 - PRO FORMA ADJUSTMENT

On October 12, 2000, the Company recalled all outstanding shares of preferred stock as of June 30, 2000 and reissued the stockholder an equal amount of common stock.

The preferred stock issued during the year ended June 30, 2000 has the same rights as the common stock. The preferred stock has no liquidation preferences, dividends, or redemption rights. Accordingly, the preferred stock has been restated as common stock for the purpose of computing pro forma basic and diluted loss per share. As a result of this recall, there has been no change in total stockholders' equity.



NOTE 11 - SUBSEQUENT EVENTS

Subsequent to June 30, 2000, the Company entered into a two-year consulting agreement totaling $36,000 per year. The Company also agreed to issue the consultant 150,000 shares of common stock upon completion of the two years. As a result, the Company will record compensation expense of approximately $187,500 per year over the next two years.

                                 SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   Molecular Robotics, Inc.
                                                   (Registrant)

Date: January 22, 2001                             By:/s/SUSAN M. ALT
                                                   Susan M. Alt
                                                   Chairman of the Board